May 15, 2013

Via EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Old National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

File No. 001-15817

Ladies and Gentlemen:

We have received and reviewed your letter dated April 17, 2013 relating to the above-referenced filing (“Form 10-K”) filed by Old National Bancorp on February 26, 2013. In accordance with your request, we are responding to each of the comments stated in your letter.

To facilitate your review, we have included each of the Staff’s comments in italics immediately followed by the Company’s response in bold text.

Item 6. Selected Financial Data, page 25

1. Please revise in future filings to disclose the asset quality coverage ratios of “the allowance for loan losses to nonaccrual loans” reflective of both non-covered and covered loans. Similar disclosures should be made in the Asset quality table on page 46. These disclosures should be supplemented by a narrative discussion which addresses the specific reasons for the changes in the coverage ratios between the periods presented. This information should be provided supplementally as well.

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 2	2

Response:

In response to the staff’s comment, we have revised our annual disclosure, below, and will include such disclosure in future filings, as applicable:

“Non-accrual loans decreased $43.9 million from December 31, 2011 to December 31, 2012 primarily as a result of a decrease in our acquired covered nonaccrual loans. Nonaccrual loans, however, have remained at elevated levels since the Monroe and the FDIC-assisted acquisition of Integra in 2011. In addition, nonaccrual loans at December 31, 2012 included $57.7 million related to the loans acquired from Indiana Community Bancorp on September 15, 2012. On the date of acquisition, these acquired loans were recorded at fair value in accordance with ASC 805. Consequently, the credit risk associated with these loans is incorporated in the fair value recorded and no allowance for loan losses is recorded on the date of acquisition. As a result, our coverage ratio (allowance for loan losses to non-accrual loans), excluding covered assets, declined from 101.92% at the end of 2010 to 49.53% at December 31, 2011 and 32.61% at December 31, 2012. Included in non-accrual loans at December 31, 2012 and 2011, were $156.8 million and $201.3 million, respectively, of purchased credit impaired loans (“PCI”) that were included in the nonaccrual category because the collection of contractual principal and interest is doubtful. These loans, however, are accounted for under FASB ASC 310-30 and accordingly interest does accrue on these loans. We would expect our non-accrual loans to remain elevated until management can work through and resolve these purchased credit impaired loans.”

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 3	3

ITEM 6. SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Operating Results
Net interest income	$308,757	$272,873	$218,416	$231,399	$243,325
Conversion to fully taxable equivalent (1)	13,188	11,821	13,482	20,831	19,326

Net interest income—tax equivalent basis	321,945	284,694	231,898	252,230	262,651
Provision for loan losses	5,030	7,473	30,781	63,280	51,464
Noninterest income	189,816	182,883	170,150	163,460	166,969
Noninterest expense	365,758	348,521	314,305	338,956	297,229
Net income available to common shareholders	91,675	72,460	38,214	9,845	62,180
Common Share Data (2)
Weighted average diluted shares	96,833	94,772	86,928	71,367	65,776
Net income (diluted)	$0.95	$0.76	$0.44	$0.14	$0.95
Cash dividends	0.36	0.28	0.28	0.44	0.69
Common dividend payout ratio (3)	37.80	36.59	63.75	308.59	73.51
Book value at year-end	11.81	10.92	10.08	9.68	9.56
Stock price at year-end	11.87	11.65	11.89	12.43	18.16
Balance Sheet Data (at December 31)
Loans (4)	$5,209,185	$4,771,731	$3,747,270	$3,908,276	$4,777,514
Total assets	9,543,623	8,609,683	7,263,892	8,005,335	7,873,890
Deposits	7,278,953	6,611,563	5,462,925	5,903,488	5,422,287
Other borrowings	237,493	290,774	421,911	699,059	834,867
Shareholders’ equity	1,194,565	1,033,556	878,805	843,826	730,865
Performance Ratios
Return on average assets (ROA)	1.04%	0.86%	0.50%	0.17%	0.82%
Return on average common shareholders’ equity (ROE)	8.34	7.24	4.40	1.41	9.49
Average equity to average assets	12.49	11.94	11.46	9.06	8.67
Net interest margin (5)	4.23	3.87	3.40	3.50	3.82
Efficiency ratio (6)	71.83	73.80	79.25	80.45	69.39
Asset Quality (7)
Net charge-offs to average loans	0.17%	0.49%	0.75%	1.40%	0.87%
Allowance for loan losses to ending loans	1.05	1.22	1.93	1.81	1.41
Allowance for loan losses	$54,763	$58,060	$72,309	$69,548	$67,087
Underperforming assets (8)	301,919	340,543	77,108	78,666	69,883
Allowance for loan losses to nonaccrual loans (9)	21.53%	19.47%	101.92%	103.78%	104.76%
Allowance for loan losses to nonaccrual loans— excluding covered loans (9)	32.61	49.53	101.92	103.78	104.76
Other Data
Full-time equivalent employees	2,684	2,551	2,491	2,812	2,507
Branches and financial centers	180	183	161	172	117

(1)	Calculated using the federal statutory tax rate in effect of 35% for all periods adjusted for the TEFRA interest disallowance applicable to certain tax-exempt obligations.
(2)	Diluted data assumes the exercise of stock options and the vesting of restricted stock.
(3)	Cash dividends divided by income available to common stockholders.
(4)	Includes residential loans and finance leases held for sale.
(5)	Defined as net interest income on a tax equivalent basis as a percentage of average earning assets.
(6)	Defined as noninterest expense before amortization of intangibles as a percent of fully taxable equivalent net interest income and noninterest income, excluding net gains from securities transactions. This presentation excludes intangible amortization and net securities gains, as is common in other company disclosures, and better aligns with true operating performance.
(7)	Excludes residential loans and finance leases held for sale.
(8)	Includes nonaccrual loans, renegotiated loans, loans 90 days past due still accruing and other real estate owned. Includes $130.1 million and $215.7 million of covered assets in 2012 and 2011, respectively, acquired in an FDIC assisted transaction, which are covered by loss sharing agreements with the FDIC providing for specified loss protection.
(9)	Includes approximately $156.8 million and $201.3 million for 2012 and 2011, respectively, of purchased credit impaired loans that are categorized as nonaccrual because the collection of principal or interest is doubtful. These loans are accounted for under FASB ASC 310-30 and accordingly treated as performing assets.

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 4	4

ASSET QUALITY

(dollars in thousands)	2012	2011	2010	2009	2008
Nonaccrual loans
Commercial	$36,766	$34,104	$25,488	$24,257	$20,276
Commercial real estate	95,829	66,187	30,416	24,854	32,118
Residential real estate	11,986	10,247	8,719	9,621	5,474
Consumer	5,809	4,790	6,322	8,284	6,173
Covered loans (5)	103,946	182,880	—	—	—

Total nonaccrual loans (6)	254,336	298,208	70,945	67,016	64,041
Renegotiated loans not on nonaccrual
Noncovered loans	9,155	1,325	—	—	—
Covered loans	35	—	—	—	—
Past due loans still accruing (90 days or more):
Commercial	322	358	79	1,754	848
Commercial real estate	236	279	—	72	143
Residential real estate	66	—	—	—	—
Consumer	438	473	493	1,675	1,917
Covered loans (5)	15	2,338	—	—	—

Total past due loans	1,077	3,448	572	3,501	2,908
Other real estate owned	11,179	7,119	5,591	8,149	2,934
Other real estate owned, covered (5)	26,137	30,443	—	—	—

Total under-performing assets	$301,919	$340,543	$77,108	$78,666	$69,883

Classified loans (includes nonaccrual, renegotiated, past due 90 days and other problem loans)	$233,445	$204,120	$174,341	$157,063	$180,118
Classified loans, covered (5)	121,977	200,221	—	—	—
Other classified assets (3)	59,202	106,880	105,572	161,160	34,543
Criticized loans	113,264	80,148	84,017	103,512	124,855
Criticized loans, covered (5)	9,344	23,034	—	—	—

Total criticized and classified assets	$537,232	$614,403	$363,930	$421,735	$339,516

Asset Quality Ratios including covered assets:
Non-performing loans/total loans (1) (2)	5.07%	6.28%	1.90%	1.75%	1.35%
Under-performing assets/total loans and foreclosed properties (1)	5.77	7.09	2.06	2.05	1.47
Under-performing assets/total assets	3.16	3.96	1.06	0.98	0.89
Allowance for loan losses/under-performing assets (4)	18.14	17.05	93.78	88.41	96.00
Allowance for loan losses/nonaccrual loans (6)	21.53	19.47	101.92	103.78	104.76
Asset Quality Ratios excluding covered assets:
Non-performing loans/total loans (1) (2)	3.31	2.82	1.90	1.75	1.35
Under-performing assets/total loans and foreclosed properties (1)	3.55	3.01	2.06	2.05	1.47
Under-performing assets/total assets	1.80	1.45	1.06	0.98	0.89
Allowance for loan losses/under-performing assets (4)	28.55	45.74	93.78	88.41	96.00
Allowance for loan losses/nonaccrual loans (6)	32.61	49.53	101.92	103.78	104.76

(1)	Loans exclude residential loans held for sale and leases held for sale.
(2)	Non-performing loans include nonaccrual and renegotiated loans.
(3)	Includes 6 pooled trust preferred securities, 6 non-agency mortgage-backed securities and 4 corporate securities at December 31, 2012.
(4)	Because the acquired loans from Monroe, Integra and Indiana Community were recorded at fair value in accordance with ASC 805 at the date of acquisition, the credit risk is incorporated in the fair value recorded. No allowance for loan losses is recorded on the acquisition date.
(5)	The Company entered into separate loss sharing agreements with the FDIC providing for specified credit loss protection for substantially all acquired single family residential loans, commercial loans and other real estate owned. At December 31, 2012, we expect eighty percent of any losses incurred on these covered assets to be reimbursed to Old National by the FDIC.
(6)	Includes approximately $156.8 million and $201.3 million for 2012 and 2011, respectively, of purchased credit impaired loans that are categorized as nonaccrual because the collection of principal or interest is doubtful. These loans are accounted for under FASB ASC 310-30 and accordingly treated as performing assets.

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 5	5

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 27

2. Please revise future filings, to supplement your disclosure of the impact, of the accretion associated with the purchased assets, in dollar terms on net interest income for the periods presented.

Response:

In response to the staff’s comment, we have revised our annual disclosure, below, and will include such disclosure in future filings, as applicable:

“Net interest income was $308.8 million in 2012, a 13.2% increase from the $272.9 million reported in 2011. Taxable equivalent net interest income was $321.9 million in 2012, a 13.1% increase from the $284.7 million reported in 2011. The net interest margin on a fully taxable equivalent basis was 4.23% for 2012, a 36 basis point increase compared to the 3.87% reported in 2011. The increase in both net interest income and net interest margin is primarily due to the acquisition of Integra Bank on July 29, 2011 and Indiana Community Bancorp (“IBT”) on September 15, 2012 combined with a change in the mix of interest earning assets and interest-bearing liabilities. The accretion (interest income in excess of contractual interest) associated with the purchased assets benefited net interest margin by $57.5 million, or 75 basis points, in 2012 compared to $36.9 million, or 50 basis points, in 2011. We expect this benefit to decline over time. The yield on average earning assets increased 10 basis points from 4.60% to 4.70% while the cost of interest-bearing liabilities decreased 32 basis points from 0.96% to 0.64%. Average earning assets increased by $258.0 million, or 3.5%. Average interest-bearing liabilities increased $28.8 million, or 0.5%. The increase in average earning assets consisted of a $418.5 million increase in loans, a $36.8 million decrease in lower yielding investment securities, and a $123.7 million decrease in money market and other interest-earning investments. The increase in average interest-bearing liabilities consisted of a $113.2 million increase in interest-bearing deposits, a $50.3 million increase in short-term borrowings and a $134.7 million decrease in other borrowings. Noninterest-bearing deposits increased by $272.8 million.”

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 6	6

3. We note your disclosure that if a purchased credit impaired (i.e. PCI) loan is subsequently modified, and meets the definition of a troubled debt restructuring (i.e. TDR), it will be removed from PCI accounting and accounted for as a TDR only if the PCI loan was being accounted for individually and not within a pool. Please address the following:

Tell us whether the loans, which were subsequently modified and accounted for as a TDR, were either acquired in an FDIC or non-FDIC transaction and the related amounts;

Tell us the amount of loans acquired in both FDIC and non-FDIC related transactions which are accounted for individually or in pools;

Explain to us your accounting for removing loans from being accounted for under PCI accounting (i.e. acquired under both FDIC and non-FDIC transactions) and subsequently accounting for the modified loans as a TDR; and

Explain to us how you determine whether the modified loan previously accounted for under PCI accounting meets the accounting requirements of a TDR in both types of transactions.

In your response, you should reference the authoritative accounting literature being followed.

Response:

On January 1, 2011, July 29, 2011, and September 15, 2012, we assumed approximately $453 million, $786 million, and $497 million in loans, respectively, in our acquisitions of Monroe Bancorp, Integra Bank (our only FDIC-assisted transaction) and Indiana Community Bancorp. As of the date of acquisition, $148.7 million non-covered loans were accounted for under ASC 310-30 and $544.2 million covered loans were accounted for under ASC 310-30. The majority of the loans accounted for under ASC 310-30 were pooled. The remaining loans were accounted for under ASC 310-20 and certain of these loans were also pooled.

In accordance with ASC 310-30-40-1 through 40-2, a refinancing or restructuring of a loan shall not result in the removal of a loan from a pool. According to ASC 310-30-35-13, a restructured or refinanced loan, accounted for individually, would not be accounted for as a new loan other than through a troubled debt restructuring. We have one non-FDIC transaction (the Monroe transaction) where certain PCI loans were accounted for individually. As of December 31, 2012, seventy PCI loans with a balance of $16.0 million were being accounted for individually. Of these 70 loans, five have been restructured. However, we did not consider four of the loans impaired because the borrower has not experienced financial deterioration since the date of the acquisition. Consequently, these four loans were not designated as TDRs nor removed from PCI accounting. The fifth loan was impaired and recognized as a TDR, however, it was not removed from PCI accounting because it would have been inconsequential.

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 7	7

Consolidated Statement of Cash Flows, page 68

4. Please tell us where you have reflected the activity from the proceeds from the sales and leaseback transactions in the statement of cash flows.

Response:

Our most recent sale-leaseback transaction closed in the second quarter of 2010. Cash proceeds of $3.7 million were included with Cash Flows from Investing Activities on the line titled “Proceeds from sale of premises and equipment and other assets” in the 2012 Form 10-K.

Included in Cash Flows from Operating Activities is $6.4 million, $7.9 million, and $6.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, associated with the deferred gain that is being recognized over the term of the leases (see response to #5 for additional details). In future filings, we will clarify this line item by changing the description in the cash flow statement from “Gain on sale leasebacks” to “Recognition of deferred gain on sale leaseback transactions”.

5. Further, please explain to us the nature of your sale-leaseback transactions and, with reference to authoritative literature, your related accounting policies. Please address the nature of properties subject to sale leaseback transactions, the nature of the items included in sales-leaseback proceeds, why sale treatment is appropriate and how profits and losses are determined and recognized. Also address whether these transactions include repurchase options.

Response:

In prior periods (2006 -2010), Old National entered into sale leaseback transactions for four office buildings in downtown Evansville, Indiana and eighty-eight financial centers. The properties sold had a carrying value of $163.6 million. Old National received cash proceeds of approximately $287.4 million, net of selling costs, resulting in a gain of approximately $123.9 million. Approximately $119.5 million of the gain was deferred and is being recognized over the term of the leases. The leases have original terms ranging from five to twenty-four years, and Old National has the right, at its option, to extend the term of certain of the leases for four additional successive terms of five years. None of the transactions included repurchase options. The accounting treatment was consistent with ASC 840, 360-20, and 840-40 (formerly FAS 13, FAS 66, and FAS 98). All transactions were reviewed to ensure (1) a qualified sale existed and not a financing; (2) no continuing involvement existed other than a normal leaseback; and (3) the lease was properly categorized as an operating or capital lease.

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 8	8

Notes to Consolidated Financial Statements

Note 3 – Investment Securities, page 82

6. We note that during the third quarter of 2012, approximately $46.1 million of state and political subdivision securities were transferred from the held-to-maturity portfolio to the available-for-sale portfolio due to changes in circumstances associated with the Office of Management and Budget’s report outlining sequestration and the implications for taxable Build America Bonds. Please provide us with sufficient additional information to enable us to understand the basis under ASC 320-10-25 paragraphs 6 and 9 for the transfer.

Response:

ASC 320-10-25-6(a) through (f) lists changes in circumstances that may cause an entity to change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future. In addition, ASC 320-10-25-9(a) through (d) lists other events that would not call into question an entity’s intent to hold other debt securities to maturity.

On Friday, September 14, 2012, the Office of Management and Budget (OMB) released a report outlining sequestration. The release indicated that if U.S. policymakers failed to address the fiscal cliff and take legislative action, a series of key fiscal measures would occur in January. One of these measures that involves automatic spending cuts (or “sequestration”) mandated by the Budget Control Act had, among other things, implications for taxable “Build America Bonds” (BABs). The OMB included in its report that 7.6%, or $322 million, of subsidy payments authorized for issuers of BABs would be reduced in 2013. This cut could in turn trigger an “Extraordinary Redemption Provision” within the BAB structure allowing the issuer to potentially call some bonds at par. This par call could generate a large loss for buyers of BABs if they paid a premium for these securities at purchase.

Old National owns a significant number of premium BABs, largely classified as HTM, that would generate a loss if called at par. In response to this unique event, Old National moved certain BABs from HTM to AFS based on the following criteria:

•	BABs that were purchased at a premium

•	BABs with a Par Value of $1,000,000 or more. (BABs with a Par Value below $1,000,000 remained in HTM as, in our opinion, they would not have a material negative impact on earnings if called at par)

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 9	9

Once these BABs were reclassified, we reviewed each holding for potential sale in order to limit any negative earnings impact.

We reviewed these facts and circumstances before the transfer and believe the situation described above is consistent with ASC-320-10-25-6.

Note 6 – Covered Loans, page 102

7. For each reporting period presented, please revise future filings, to include a roll forward of loans accounted for under ASC 310-30 which reconciles the contractual receivable to the carrying amount. The revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

Response:

In response to the staff’s comment, we have revised our annual disclosure, below, and will include such disclosure in future filings, as applicable:

“The following table is a roll-forward of acquired, impaired loans accounted for under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality for the year ended December 31, 2012:

(dollars in thousands)	Contractual Cash Flows (1)	Nonaccretable Difference	Accretable Yield	Carrying Amount
Balance at January 1, 2012	$729,496	$(180,655)	$(92,053)	$456,788
Principal reductions and interest payments	(235,249)	—	—	(235,249)
Accretion of loan discount	—	—	52,173	52,173
Changes in contractual and expected cash flows due to remeasurement	(37,921)	76,757	(45,539)	(6,703)
Removals due to foreclosure or sale	(31,799)	12,902	(360)	(19,257)

Balance at December 31, 2012	$424,527	$(90,996)	$(85,779)	$247,752

(1)	The balance of contractual cash flows is net of amounts charged off and interest collected on non-accrual loans.

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 10	10

Note 23 – Segment Information, page 133

8. We note the disclosure that the Community Banking segment recorded a recapture of $5.5 million of provision expense in 2012 while the “Other” segment recorded a provision of $10.5 million resulting in a net loan loss provision in 2012 of $5 million. Please explain to us the nature of the businesses within the “Other” segment and the reasons for the significant increase in the loan loss provision in both 2011 and again in 2012. Further, provide us with sufficient information which addresses why you booked the above noted recapture of the loan loss provision within the “Community Banking” segment in 2012.

Response:

The “Other” segment is comprised of the parent company and several smaller business units including insurance, wealth management and brokerage. In addition, beginning in 2011, Old National added the purchased credit impaired loan portfolio to the “Other” segment as our loss share manager wanted discrete financial information and reports, separate from the bank, in which to monitor and manage this portfolio until the credits could be resolved. (Page 5 of the 2012 Form 10-K provides additional detail on these lines of business). Provision expense for loan losses in this segment increased in 2011 and 2012 primarily as a result of our FDIC-assisted transaction in July of 2011. The recapture recorded in the bank segment during 2012 was primarily a result of (1) the loss factors applied to our performing loan portfolio decreased over time as charge-offs were substantially lower, (2) the continuing trend in improved credit quality, and (3) the percentage of our legacy loan portfolio consisting of those loans where higher loss factors applied (commercial and commercial real estate loans) fell while the percentage of our loan portfolio consisting of those loans where lower loss factors are applied (residential loans) increased.

Mr. John P. Nolan U.S. Securities and Exchange Commission May 15, 2013 Page 11	11

Finally, in connection with Old National Bancorp’s response to your comments, as requested, Old National Bancorp acknowledges that:

•	Old National Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Old National Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. If you have further questions or require additional clarifying information, please call Joan Kissel , Corporate Controller, at (812) 465-7290, or Scott Evernham, Assistant General Counsel, at (812) 465-0109.

Sincerely,

By:	/s/ Christopher A. Wolking
Christopher A. Wolking
Senior Executive Vice President and Chief Financial Officer

Cc:	Marc Thomas, U.S. Securities and Exchange Commission

Robert G. Jones, Old National Bancorp